REAL ESTATE ASSOCIATES LIMITED/CA, III, IV, V and VII
                       55 Beattie Place, P.O. Box 1089
                              Greenville, SC 29602

May 10, 2005

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0409
450 Fifth Street, NW
Washington, D.C.  20549
Attn:  Mr. Daniel Gordon

Re:   Real Estate Associates Limited/CA, III, IV, V and VII
                Form 10-KSB for the year ended December 31, 2004
             File No. 0-09262, 0-10673, 0-12439, 0-12438 and 0-13810

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the "Staff") addressed to Real Estate Associates Limited/CA
("REAL"), Real Estate Associates Limited III ("REAL III"), Real Estate Associates Limited IV ("REAL IV"), Real Estate Associates Limited V ("REAL V"), and Real Estate Associates Limited VII ("REAL VII"), California limited partnerships (collectively the "Partnerships"), in a letter dated April 18, 2005. The Partnerships appreciate the Staff's willingness to provide an extension of time for this response. The Partnerships' response to the Staff's comments are set forth below and are numbered to correspond to the numbering of the Staff's comments in the Staff's letter.

                        *     *     *     *     *

Form 10-KSB for the year ended December 31, 2004

Note 1 - Organization and Summary of Significant Accounting Policies

Recent Accounting Pronouncements

        1. Comment: We note that you adopted FIN 46R and you determined that you held variable interests in VIE's for which each of the Partnerships were not the primary beneficiary. Please tell us how you determined that the interests the partnerships hold in the local limited partnerships are variable interests. In addition, please tell us how you determined that you were not considered the primary beneficiary considering that you own 95 to 99% of the local limited partnerships. Reference is made to paragraphs 14-17 of FIN 46R.

            Response: The Partnerships first became involved with the local limited partnerships in the early 1980's. The Partnerships historically have used the equity method of accounting for their investments in local limited partnerships. The individuals involved with the creation of the Partnerships are no longer employed by
            National Partnership Investments Corp ("NAPICO"), the corporate general partner of the Partnership. With the exception of one general partner that is a wholly-owned subsidiary of NAPICO and serves as the general partner of eighteen local limited partnerships, the general partners of the local limited partnerships are not affiliated with the Partnerships or NAPICO. Accordingly, the Partnerships' initial consideration of the requirements of FASB Interpretation No. 46 (Revised December 2003), Consolidation of
            Variable Interest Entities (FIN 46R) was based primarily on documents relating to the formation of local limited partnerships and financial information available as of December 31, 2003 and 2004. There may be other facts and circumstances related to each of the Partnerships' involvement with the local limited partnerships that might be relevant in making determinations required by FIN 46R; however, the Partnerships necessarily based their determination upon those written documents and other information currently available to the Partnerships.

            The Partnerships' determination that the local limited partnerships are variable interest entities ("VIE") was made based on consideration of paragraphs 5, 9 and 10 of FIN 46R. The Partnerships specifically determined that five (REAL ), seven (REAL III), four (REAL IV), one (REAL V) and nine (REAL VII) of the local limited partnerships are VIEs based on paragraph 5(b)(1) and that one (REAL ), two (REAL III), and two (REAL IV) of the local limited partnerships are VIE's based on paragraphs 5(a) and 9.

            With respect to the local limited partnerships that were determined to be VIEs under paragraph 5(b)(1), the group of equity holders at risk was comprised only of its limited partners (the group that contributed the capital necessary to fund the acquisition of properties owned by the local limited partnerships). The general partners were not considered to have equity at risk because their capital contributions were insignificant. Based on the terms of the related limited partnership agreements, the limited partners were not deemed to have the right to make decisions that have a significant effect on the operations or success of the local limited partnership. Therefore, these local limited partnerships were determined to be VIEs and no further evaluation under paragraph 5 was necessary.

            With respect to the local limited partnerships that were determined to be VIEs under paragraphs 5(a), 9 and 10 the Partnership determined based on review of the audited financial statements of the local limited partnership and other available financial information that these local limited partnerships had insufficient equity investment at risk to permit the local limited partnerships to finance their activities. Accordingly, these local limited partnerships were determined to be VIEs.

            The Partnerships made their determination of the primary beneficiary of the local limited partnerships identified as VIEs based on a qualitative analysis with reference to paragraphs 16 and 17 of FIN 46R.

            Paragraph 16 of FIN 46R states, in part, "For purposes of determining whether it is the primary beneficiary of a variable interest entity, an enterprise with a variable interest shall treat variable interests in that same entity held by its related parties as its own interests. For purposes of this Interpretation, the term related parties includes those parties identified in FASB Statement No. 57, Related Party Disclosures, and certain other parties that are acting as de facto agents or de facto principals of the variable interest holder." Paragraph 16(d) of FIN 46R further provides that de facto agents of an enterprise include "A party that has (1) an agreement that it cannot sell, transfer, or encumber its interest in the entity without the prior approval of the enterprise...The right of prior approval creates a de facto agency relationship only if that right could constrain the others party's ability to manage the economic risks or realize the economic rewards from its interests in a variable interest entity through the sale, transfer, or encumbrance of those interests."

            With respect to the local limited partnerships identified as VIEs, a provision of each of the partnership agreements prohibits the general partner from selling, assigning, transferring, mortgaging, pledging, or otherwise encumbering or disposing of its interest in the local limited partnership for which it serves as the general partner. Accordingly, in order for the general partner to take any of these actions, a modification of the local limited partnership agreement would be necessary and such modification would require written consent or vote of a majority interest of the general partner and the limited partner, voting as one class, in proportion to ownership interest. Another provision of each of the partnership agreements for the local limited partnerships prohibits any limited partner from assigning in whole or any part of its interest in a local limited partnership unless the limited partner first receives consent of the general partner of the local limited partnership (which consent may be withheld at the sole discretion of the general partner). These provisions of the partnership agreements establish de facto agency relationships, as contemplated in paragraph 16(d) of FIN 46R, between the Partnerships, as limited partner in the local limited partnerships, and the respective general partners of the local limited partnerships.

            Having determined under paragraph 16 that the Partnerships and the respective general partners of the local limited partnerships are a related party group for purposes of FIN 46R, the Partnerships considered the guidance in paragraph 17 of FIN 46R to identify the primary beneficiary of each local limited partnership. Paragraph 17 of FIN 46R states, "If two or more related parties (including the de facto agents described in paragraph 16) hold variable interests in the same variable interest entity, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party, within the related party group, that is most closely associated with the variable interest entity is the primary beneficiary". The Partnerships believe that the variable interests held by the related party group, consisting of the Partnerships and the general partners, would, if held by a single party, identify that party as the primary beneficiary. Accordingly, the Partnerships believe that based on a qualitative evaluation, that a party within the related party group must be the primary beneficiary.

            Paragraph 17 of FIN 46R goes on to state "the determination of which party within the related party group is most closely associated with the variable interest entity requires judgment and shall be based on an analysis of all relevant facts and circumstances, including:

     a. The existence of a principal-agency relationship between parties within the related party group

     b. The relationship and significance of the activities of the variable interest entity to the various parties within the related party group

     c. A party's exposure to the expected losses of the variable interest entity

     d.   The design of the variable interest entity."

            The Partnerships believe that in the application of paragraph 17 of FIN 46R, the factors listed need to be considered together in conjunction with the structure of each local limited partnership and how the Partnerships believe other entities would view the role of the general partner and the limited partner (i.e., the Partnerships).

            The Partnerships' consideration of the requirements of paragraph 17 of FIN 46 revealed factors that individually could identify either the general partner or the Partnerships as the party with the characteristics most closely associated with the respective local limited partnerships.

            Ultimately, as discussed below, the Partnerships concluded that the general partner is the party within the related party group, that has the characteristics most closely associated with the local limited partnerships. Factors considered most relevant include:

     o Although the de facto agency relationships that were identified in connection with paragraph 16 of FIN 46R do not clearly indicate which party is the principal or agent, the Partnerships believe the general partner has characteristics that are commonly associated with the principal. In this regard, the Partnerships noted that the general partner is the party an outside entity would contact regarding a local limited partnership matter. For example, the United States Department of Housing and Urban Development, or one of its agencies, ("HUD"), is the outside entity with the most direct contact and or communication with the local limited partnerships due to the interest and tenant subsidies and mortgage insurance that exist at the local limited partnership level. In all instances HUD contacts the general partner with respect to matters involving the local limited partnership and the general partner acts with authority in addressing those matters.

     o The Partnerships noted that each general partner's relationship with the local limited partnerships involves the following significant activities related to its rights and obligations under the related limited partnership agreements:

     o The general partner shall manage and conduct the business of the local limited partnership;

     o Employees of the general partner (or its affiliates) are actively involved in managing the operations of the local limited partnerships

     o    The  general   partner  has  the   obligation  to  fund  any  recourse
          obligations of the local limited partnership

     o The general partner is authorized to develop land acquired by the local limited partnership with off-site and on-site improvements, and to construct, rehabilitate, maintain, operate and manage the housing units and other facilities of the respective local limited partnership

     o The general partner is authorized to borrow funds, execute and issue mortgage notes and other evidences of indebtedness

     o The general partner is authorized to apply for and obtain from the respective government agency, contracts for leasing, interest subsidies, tax abatement and tax limitation, as well as other supplemental payments and subsidies

     o The general partner shall promptly take any and all action which may be necessary or appropriate to perfect and maintain the local limited partnership, as a limited partnership under state law, and to develop, maintain, and operate the respective local limited partnerships in accordance with provisions of the local limited partnership agreement and applicable Federal, state and local laws and regulations

     o The general partner shall cause the local limited partnership to obtain and maintain at all times, insurance in such amounts and at terms customary for a project similar to the local limited partnership

     o The general partner is responsible for obtaining a management agent for the respective local limited partnership

          o In addition, the local limited partnership agreements each state that the Partnership, as limited partner, shall not take part in the management of the local limited partnership's business or transact any business for the local limited partnership, nor have any power to sign for or to bind the local limited partnership or to subject the local limited partnership to any liability or obligation.

            These factors strongly indicate that the general partners are the parties most closely associated with the local limited partnerships.

            Although the Partnerships have not performed a quantitative analysis to determine the relative exposures of the Partnerships and general partners to the expected losses and residual returns of the local limited partnerships, the Partnerships generally believe that they would have the greatest exposure based on provisions in the local limited partnerships that provide for 95-99 percent allocations and distributions to the limited partner. However, this factor is not sufficient to offset the above indicators that the general partner is the party most closely associated with the local limited partnerships.

            As an additional note, the Partnerships were unable to make a clear determination as to which parties were more involved with the design of the local limited partnerships due to the length of time since the local limited partnerships were created and the lack of individuals associated with that process available for consultation. The Partnerships presume that both the general partner and the Partnerships were highly involved in the negotiation of local limited partnership provisions. Those negotiations ultimately resulted in the general partner having more substantial rights and obligations under the local limited partnership agreements.

            The Partnerships concluded, based on their qualitative consideration of the factors in paragraph 17 of FIN 46R as noted above, that the general partners are the party in the related party group that are most closely associated with, and therefore are the primary beneficiary of, the respective local limited partnerships. Accordingly, the Partnerships are not the primary beneficiary of any of the local limited partnerships identified as VIE's and are not required to consolidate any of the local limited partnerships.

                        *     *     *     *     *

  As requested by the Staff, the Partnership acknowledges that: (a) the Partnerships are responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnerships may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   If you have further questions regarding the information provided, please contact the undersigned or Stephen Waters. Mr. Waters can be reached directly at (864) 239-1554 or by fax at (864) 239-5824.

                                   Sincerely,


                                    /s/ David R. Robertson
                                    David R. Robertson
                                    President and Chief Executive Officer
                                    National  Partnership  Investments  Corp.,
                                    the  corporate  general  partner  of  Real
                                    Estate Associates  Limited/CA,  III, IV, V
                                     and VII


cc:  Stephen B. Waters